Enterra Energy Trust Receives Continued Listing Standards Notice from the NYSE

Calgary, Alberta – (Marketwire – December 22, 2008) Enterra Energy Trust (“Enterra”) has received notification from NYSE Regulation that it is “below criteria” with respect to the continued listing criteria of the New York Stock Exchange (the “NYSE”) for an average closing price of its trust units of at least US$1.00 over a 30 trading day period and for an average global market capitalization of at least US$75 million over a 30 trading day period. Enterra has met directly with senior representatives of the NYSE Regulation Financial Compliance division and will continue to work closely with the NYSE Regulation to present an acceptable plan to cure these listing deficiencies.

Under NYSE rules, Enterra has 6 months (June, 2009) to achieve compliance with the minimum US$1.00 average closing price requirement.

Enterra has 60 days (February, 2009) to submit a business plan to the NYSE demonstrating how it intends to regain compliance with the NYSE’s average global market capitalization requirement within 18 months (May, 2010). Correction of the market capitalization deficiency is independent of but conditional on Enterra’s compliance with the minimum US$1.00 average closing price criteria.

Enterra’s trust units will continue to trade on the NYSE during the interim period, subject to Enterra’s compliance with other NYSE continued listing requirements.

“We believe that the current market price of Enterra’s units does not fully reflect the underlying value of Enterra,” commented Don Klapko, Enterra’s President and CEO. “Our unit price has been pressured by recent volatile market activity that is impacting many companies across many industries. While we are disappointed by the notification by the NYSE, we are taking proactive steps to address the issue.”

Enterra continues to be in compliance with the listing requirements of the Toronto Stock Exchange.

About Enterra Energy Trust

Enterra is an exploration and production oil and gas trust based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Enterra’s trust units are listed on the Toronto Stock Exchange (ENT.UN) and the New York Stock Exchange (ENT).  The Trust portfolio of oil and gas properties is geographically diversified with producing properties located principally in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 63 percent natural gas and 37 percent crude oil and natural gas liquids.  Enterra has compiled a multi-year drilling inventory for its properties.

Forward-Looking Statements

Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Enterra's operations or financial results are included in Enterra's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Enterra's website (www.enterraenergy.com) or by contacting Enterra. Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Enterra does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

For further information please contact:

Kristin Mason

Investor Relations Coordinator

(403) 263-0262 or (877) 263-0262

info@enterraenergy.com

www.enterraenergy.com